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                             March 12, 2021

       Rick Gaenzle
       Chief Executive Officer
       Perception Capital Corp. II
       315 Lake Street East, Suite 301
       Wayzata, MN 55391

                                                        Re: Perception Capital
Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
16, 2021
                                                            CIK No. 0001844149

       Dear Mr. Gaenzle:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 16, 2021

       General

   1. We note the public and private warrants will become exercisable 30 days after the completion of your
initial business combination. Given the warrants could become exercisable within one
year and, therefore, are considered immediately exercisable, it appears that an
offering of both the overlying and underlying securities may be taking place at this time.
Accordingly, please add the underlying shares of common stock to the transaction covered by
the registration statement, or tell us why you believe this is not required. Please refer
to Securities Act Sections Compliance and Disclosure Interpretation
                                                        Question 103.04 for
additional guidance.
 Rick Gaenzle
Perception Capital Corp. II
March 12, 2021
Page 2

       Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,
FirstName LastNameRick Gaenzle
                                                         Division of
Corporation Finance
Comapany NamePerception Capital Corp. II
                                                         Office of Trade &
Services
March 12, 2021 Page 2
cc:       Gregg A. Noel, Esq.
FirstName LastName